Exhibit 4(e)

FK/lz

DEED OF DISCLOSED PLEDGE OVER REGISTERED SHARES

GLOBAL EDUCATION INTERNATIONAL B.V.

On this day, the first day of April two thousand and fifteen, appeared before me, Cornelis Hein Theodoor Koetsier, civil law notary in Amsterdam, the Netherlands:

Florine Cornelie Kuipéri, employed at my office at 1077 XV Amsterdam, Strawinskylaan 1999, born in The Hague on the twenty-eighth day of August nineteen hundred and eighty-nine, acting for the purposes of this deed as the holder of written powers of attorney from:

1.	INTERNATIONAL EDUCATION HOLDINGS, INC., a corporation incorporated under the laws of the state of Delaware, United States of America, having its registered office at 1209 Orange Street, Wilmington, DE 19801, state of Delaware, United States of America (registration number: 3651049), as pledgor (the "Pledgor");

2.	BANK OF AMERICA, N.A., a national banking association organized under the laws of the United States of America, having its registered office at Charlotte, North Carolina, United States of America (principal address: 100 North Tryon Street, Charlotte, North Carolina 28255, United States of America) as pledgee (the "Pledgee"); and

3.	GLOBAL EDUCATION INTERNATIONAL B.V., a besloten vennootschap met beperkte aansprakelijkheid, having its corporate seat at Amsterdam, the Netherlands (address: Prins Bernhardplein 200, 1097 JB Amsterdam, the Netherlands, trade register number 34325473) as company (the "Company").

The person appearing, acting in the aforementioned capacities, declared as follows:

WHEREAS

A.	Reference is made to the Credit Agreement, dated as of the thirty-first day of March two thousand and fifteen, among DeVry Education Group Inc. and certain of its subsidiaries as Borrowers, Bank of America, N.A. as Administratieve Agent, Swing Line Lender and L/C Issuer and the other Lenders party thereto (the "Credit Agreement") and to the Offshore Subsidiary Guaranty, dated as of the thirty-first day of March two thousand and fifteen, entered into by Global Education International B.V. as Guaranteed Borrower, the Pledgor and the other Guarantors (as defined therein) party thereto (the "Offshore Subsidiary Guaranty").

B.	The Pledgor has or will have monetary payment obligations to the Secured Parties under or in connection with the Offshore Subsidiary Guaranty.

C.	To enable the Pledgee to hold security governed by the laws of the Netherlands for the benefit of the Secured Parties, the Pledgor undertakes to pay to the Pledgee, acting in its own name and not as agent or representative of the Secured Parties, the amounts equal to the aggregate of the amounts owed by it to all Secured Parties under the Offshore Subsidiary Guaranty (each a Parallel Debt).

D.	The Pledgor wishes to create, where applicable also by way of third party security, a pledge over its Collateral in favor of the Pledgee to secure payment of the Parallel Debts.

E.	The Pledgee enters into this deed as Administrative Agent under the Credit Agreement and for the benefit of the Secured Parties, but not as representative of or trustee for the Secured Parties.

DEFINITIONS AND INTERPRETATION

Article 1

1.1	Definitions

Capitalized terms used in this deed have the following meanings:

"Administrative Agent"	has the meaning given to that term in the Credit Agreement.
"Article"	an article in this deed.
"Collateral"	all Shares, New Shares and present and future rights related thereto, including but not limited to rights in respect of dividend or of conversion, repurchase or capital reduction, bonus shares, stock dividend, liquidation or other forms of distributions, warrants, claims and options.
"Company"	has the meaning given to that term in the recitals to this deed.
"Corresponding Obligations"	all Guaranteed Obligations as defined in the Offshore Subsidiary Guaranty.
"Credit Agreement"	has the meaning given to that term in the recitals to this deed.
"Enforcement Event"	an Event of Default which has resulted in a default within the meaning of section 3:248 NCC with respect to the payment of the Secured Obligations.
"Event of Default"	has the meaning given to that term in the Credit Agreement.
"Guaranteed Obligations"	has the meaning given to that term in the Offshore Subsidiary Guaranty.
"Lender"	has the meaning given to that term in the Credit Agreement.
"Loan Document"	has the meaning given to that term in the Credit Agreement.
"Loan Party"	has the meaning given to that term in the Credit Agreement.
"Meeting Rights"	the rights as referred to in section 2:227 NCC.
"NCC"	the Netherlands Civil Code.
"New Shares"	any and all shares in the share capital of the Company which the Pledgor will acquire after the date of this deed.

"Offshore Subsidiary Guaranty"	has the meaning given to that term in the recitals to this deed.
"Parallel Debt"	has the meaning given to that term in Article 2.1 of this deed.
"Party"	a party to this deed.
"Pledge"	any pledge created and, where the context permits, purported to be created under this deed.
"Shares"	eighteen thousand (18,000) registered ordinary shares in the share capital of the Company, with a nominal value of one euro (EUR 1) each, numbered 1 up to and including 18,000.
"Secured Obligations "	all monetary payment obligations, whether present or future, actual or contingent to the Pledgee under or in connection with the Parallel Debts.
"Secured Parties"	has the meaning given to that term in the Credit Agreement.
"Voting Rights"	the voting rights attached to the Shares and the New Shares.

1.2	Construction and interpretation

a.	A reference to any asset, legal relationship or obligation shall, where the context so permits, be construed as a reference to any present or future asset, legal relationship or obligation.

b.	An Event of Default is "continuing" if it is continuing within the meaning of the Credit Agreement.

c.	A reference to a "Pledgee" or a "Pledgor" shall be construed to include its respective successors or assigns.

d.	A reference to a deed or an agreement shall be deemed to include all subsequent amendments, restatements, extensions, supplements and other modifications thereto.

e.	The word "includes" and its derivatives means "includes, but is not limited to" and corresponding derivative expressions.

f.	The words "dispose", "disposal" and "disposition" include the creation of a pledge, mortgage or other in rem right or interest.

g.	The words used in this deed to describe legal concepts, although in English, refer to Netherlands legal concepts only and the interpretation of those words under the laws of any country other than the Netherlands is to be disregarded.

PARALLEL DEBT

Article 2

2.1	The Pledgor hereby irrevocably and unconditionally undertakes to pay to the Pledgee amounts equal to the amounts due in respect of the Corresponding Obligations as they may exist from time to time. The payment undertakings of the Pledgor under this Article 2 (Parallel Debt) are each to be referred to as a "Parallel Debt".

2.2	Each Parallel Debt will be payable in the currency or currencies of the relevant Corresponding Obligations and will become due and payable as and when and to the extent the relevant Corresponding Obligations become due and payable. An Event of Default in respect of the payment of the Corresponding Obligations shall constitute a default within the meaning of section 3:248 NCC with respect to the payment of the Parallel Debts without any notice being required.

2.3	Each of the parties to this deed hereby acknowledges that:

a.	each Parallel Debt constitutes an undertaking, obligation and liability to the Pledgee which is separate and independent from, and without prejudice to, the Corresponding Obligations of the Pledgor; and

b.	each Parallel Debt represents the Pledgee's own separate and independent claim to receive payment of the Parallel Debt from the Pledgor,

it being understood, in each case, that the amounts which may be payable by the Pledgor as Parallel Debt at any time shall never exceed the total of the amounts which are payable under or in connection with the Corresponding Obligations at that time.

AGREEMENT AND CREATION OF PLEDGE

Article 3

3.1	Agreement to pledge Collateral

The Pledgor agrees with the Pledgee to pledge to the Pledgee, on the terms of this deed, the Collateral.

3.2	Creation of pledge over Collateral

As security for the payment when due of the Secured Obligations, the Pledgor, to the extent possible, hereby pledges to the Pledgee, as the case may be and to the extent permitted by law in advance, all Collateral. The Pledgee, as the case may be in advance, hereby accepts these rights of pledge.

3.3	Parties' intent

a.	The Pledgor confirms that the Pledge is intended to extend and shall extend to the amount of the Secured Obligations from time to time notwithstanding any variation, increase, extension or addition (however fundamental) of or to any Loan Document and/or of or to any facility or amount made available under any Loan Document, including but not limited to any increase in the Aggregate Commitments (as defined in the Credit Agreement) in accorandance with section 2.14 of the Credit Agreement, and notwithstanding any other event that may affect the Secured Obligations:

(i)	including any rescheduling of indebtedness under any facility, any accession of a party to or retirement of a party from any Loan Document, any deferral or redenomination of any amount owing under any Loan Document, any change in the purpose for which any facility or amount is made available, any addition of a new facility, or any increase in the margin, fee or commission or any other amount owing or accruing under any Loan Document; and

(ii)	irrespective of whether the purpose of that variation, increase, extension or addition or other event is to carry out business acquisitions of any nature, to increase working capital, to enable distributions to be made to shareholders, to carry out restructurings, to refinance existing facilities, to refinance any other indebtedness, to make facilities available to new borrowers, or any other purpose;

and shall likewise extend to any fees, costs and/or expenses associated with any such variation, increase, extension, addition or event .

b.	The Pledgor confirms and agrees that if the Pledgee transfers its rights under the Credit Agreement to a successor administrative agent (the "New Administrative Agent") in accordance with the terms of the Loan Documents, it is intended that, to the extent possible under the laws of the Netherlands:

(i)	claims of the New Administrative Agent arising after the date of such transfer and falling within the definition of Secured Obligations will be secured by the Pledge;

(ii)	Collateral acquired by the Pledgor after the date of such transfer will be subject to the Pledge (and the Pledgor agrees and confirms that any Pledge created by the Pledgor in advance shall be deemed to have been created also for the benefit of such New Administrative Agent); and

(iii)	any power of attorney or waiver granted to the Pledgee under this deed will be deemed to have been created also for the benefit of such New Administrative Agent and can be enforced against the Pledgor by the New Administrative Agent.

3.4	Loan Document

This is a Loan Document.

REPRESENTATIONS AND WARRANTIES

Article 4

4.1	Representations and warranties

The Pledgor represents and warrants to the Pledgee that on the date of this deed:

a.	it has full title to the Collateral to the extent acquired prior to the moment of this respresentation;

b.	the Shares constitute the entire issued share capital of the Company;

c.	it has power to dispose of and encumber the Collateral;

d.	except as permitted under the Credit Agreement or the Offshore Subsidiary Guaranty, the Collateral is not subject to any limited right or other encumbrance and no offer has been made or agreement entered into to transfer or encumber, whether or not in advance, the Collateral and no attachment has been levied on the Collateral;

e.	there are no outstanding options or other rights entitling the holder thereof to the transfer of (part of) the Collateral or any of the present and future rights relating thereto;

f.	no rights to receive future dividends or other forms of distributions with respect to any of the Shares, have been granted to any party other than to the Pledgee pursuant to this deed;

g.	the Shares and, when issued, the New Shares, have been paid up in full;

h.	no depositary receipts have been issued for the Shares;

i.	there are no outstanding claims on the Company for the issue of any shares in the share capital of the Company;

j.	no resolution to dissolve the Company has been adopted nor has the Chamber of Commerce notified the Company of its intention to dissolve the Company within the meaning of section 2:19a NCC nor has the court granted a term to the Company within the meaning of section 2:21 NCC to comply with the requirements of Dutch law; and

k.	no resolution has been adopted by the general meeting of shareholders of the Company to amend the articles of association of the Company.

4.2	Times when representations made

The representations and warranties in Article 4.1 (Representations and warranties) are deemed to be repeated by the Pledgor on each day the Pledgor acquires an asset falling within the scope of the definition of Collateral. Each representation and warranty deemed to be made after the execution of this deed shall be deemed to be made by reference to the facts and circumstances existing at the date the representation and warranty is deemed to be made.

UNDERTAKINGS

Article 5

5.1	Information

At the Pledgee's first reasonable request and in such form as the Pledgee may designate, the Pledgor must provide all information, evidence and documents relating to the Collateral which the Pledgee may deem necessary to exercise its rights under this deed.

5.2	Restrictions on voting

Except as permitted under the Loan Documents, the Pledgor shall not without the prior written consent of the Pledgee vote the Shares or New Shares (whether in a meeting or by way of written resolution outside a meeting) in favor of:

a.	the issuance, cancellation or transfer of any shares in the Company's capital by the Company or any reduction of any reserve of the Company;

b.	a resolution authorising the acquisition by the Company of shares in its own capital or a resolution authorising another corporate body to grant such authorisation;

c.	a resolution to transfer the authority of the general meeting of shareholders of the Company to issue shares in the Company's capital or to grant rights to subscribe for shares in the Company's capital to any other corporate body;

d.	a resolution to amend the articles of association of the Company which amendment could adversily affect the Pledge;

e.	a resolution to dissolve the Company or relating to the liquidation of the Company's business or disposal of all or a material part of the Company's assets;

f.	a resolution which would cause an Event of Default to occur or would adversely affect the validity and enforceability of the Pledge; or

g.	a resolution for any merger (fusie) or demerger (splitsing) in which the Company is involved.

5.3	Duty to notify

Subject to the terms of the Loan Documents, the Pledgor shall notify the Pledgee immediately of all circumstances of which it becomes aware which would adversily affect the interests of the Pledgee under this deed, including but not limited to:

a.	an application being filed for the Pledgor's or the Company's bankruptcy or (provisional) suspension of payments;

b.	the Pledgor or the Company being declared bankrupt, being granted (provisional) suspension of payments, being unable to pay its debts in respect of taxes or social security premiums or planning to notify the relevant authorities thereof;

c.	an attachment being levied on any Collateral and/or any claim or notice from any third party with respect to any Collateral; and

d.	an event analogous to any of the above occurring under the laws of any jurisdiction.

5.4	Disposal and negative pledge

Except as permitted under the Loan Documents, the Pledgor shall not without the prior written consent of the Pledgee:

a.	sell, transfer or otherwise dispose of the Collateral in whole or in part and whether or not in advance;

b.	create or permit to subsist whether or not in advance any limited right or other encumbrance on the Collateral other than as envisaged under this deed or permit to subsist any attachment over the Collateral; or

c.	vary the term or extend, release, determine, rescind or grant time for payment in respect of the Collateral if that variation, extension, release, determination, rescission or granting of time for payment in respect of the Collateral would adversely affect the Pledge.

5.5	Further assurances

At the Pledgee's first request, the Pledgor shall at its own expense execute any further encumbrances and assurances in favor of, or for the benefit of, the Pledgee and perform all acts as the Pledgee may reasonably deem necessary to create, perfect or protect the Pledge purported to be created or to exercise or have the full benefit of its rights under or in connection with this deed (including the right to enforce these rights).

VOTING RIGHTS

Article 6

The Voting Rights shall be vested in (toekomen aan) the Pledgee, subject to the cumulative conditions precedent that (i) an Event of Default shall have occurred which is continuing and (ii) the Company and the Pledgor have been notified in writing by the Pledgee that it wishes to exercise the Voting Rights. The Company confirms (and the Pledgor agrees) that a written notice from the Pledgee to it in accordance with the provisions of this deed, stating that an Event of Default has occurred which is continuing and that the Pledgee wishes to exercise Voting Rights shall be sufficient for it to accept the Pledgee as being exclusively entitled to exercise such Voting Rights. Until the notice referred to in the preceding sentence has been sent the Meeting Rights shall not accrue to the Pledgee.

AUTHORITY TO COLLECT DIVIDENDS, DISTRIBUTIONS AND OTHER PAYMENTS

Article 7

7.1	Collection by Pledgor

The Pledgor may collect all dividends, distributions and other payments on the Collateral, subject to Article 7.2.

7.2	Collection by Pledgee

Upon the occurance of an Event of Default which is continuing, the Pledgee may revoke the authorization under Article 7.1 above and give notice to the Company of the Pledgee's sole authority to collect all dividends, distributions and other payments on the Collateral and the Pledgee may instruct the Company to make all further payments into a bank account designated by the Pledgee. The Pledgor hereby waives in advance any right it may have under section 3:246(4) NCC.

enforcement

Article 8

a.	Upon the occurrence of an Enforcement Event, the Pledgee may, without any further notice of default or other notice being required:

i.	sell any or all of the Collateral in accordance with applicable law and take recourse against the proceeds of sale;

ii.	collect all dividends, distributions and other payments on the Collateral pursuant to Article 7.2 (Authority to collect dividends, distributions and other payments) and take recourse against the proceeds of collection; and

iii.	exercise any other right, remedy, power or discretion provided by law or under this deed to enforce the Pledge.

b.	The Pledgor waives its right under section 3:251 NCC to apply to a court for permission to sell the Collateral other than as provided for in section 3:250 NCC.

c.	The Pledgee shall not be obliged to notify the Pledgor of the sale or of how, where or when it will be or was conducted (as provided for in section 3:249(1) NCC and 3:252 NCC).

d.	The Pledgee is not obliged to first enforce any other security right created under or in connection with the Loan Documents.

e.	The Pledgor hereby irrevocably and unconditionally waives any right it may have or acquire under sections 3:233, 3:234, 6:139 and 6:154 NCC.

APPLICATION OF PROCEEDS

Article 9

The Pledgee shall distribute any amount irrevocably received by it in payment of a Parallel Debt or pursuant to enforcement of one or more of the Pledges among the Secured Parties in accordance with the relevant provisions of the Loan Documents, subject to mandatory provisions of Netherlands law.

CANCELLATION

Article 10

The Pledgee is entitled to cancel any Pledge under this deed in whole or in part by notice in writing to the Pledgor within the meaning of section 3:81(2)(d) NCC.

LIABILITY

Article 11

The Pledgee is not liable to the Pledgor for any loss or damage arising from any exercise of, or failure to exercise, its rights under this deed, except for gross negligence or wilful misconduct of the Pledgee.

COSTS

Article 12

The Pledgee may charge all reasonable out-of-pocket costs, losses, claims and expenses (including legal fees) incurred by it in connection with this deed in accordance with the Loan Documents.

POWER OF ATTORNEY

Article 13

The Pledgor gives the Pledgee an irrevocable power of attorney, with the right of substitution, to perform all acts, including acts of disposition, on behalf of the Pledgor which in the sole opinion of the Pledgee are necessary in order to (i) create or perfect any Pledge and/or (ii) to have the full benefit of any Pledge (including performing any of the Pledgor's obligations under this deed and exercising any of the Pledgor's rights to and in connection with the Collateral). In acting on behalf of the Pledgor pursuant to the power of attorney, the Pledgee may act as counterparty of the Pledgor even in the event of a conflict of interest.

PLEDGOR'S RIGHTS

Article 14

14.1	Subordination of rights to recourse and rights of subrogation

The rights the Pledgor may have to recourse against any Loan Party and all rights of the Pledgee to which the Pledgor may be subrogated (including all rights of security and other ancillary rights attached thereto) shall be subordinated to the Corresponding Obligations and the Parallel Debts.

14.2	Waiver of rights to recourse

The Pledgor hereby waives, under the condition precedent that a Loan Party is sold to a third party, the rights it may have to recourse against that Loan Party.

MISCELLANEOUS

Article 15

15.1	No rescission, nullification or suspension

To the extent permitted by law, the Pledgor hereby waives any right it may have at any time:

a.	under sections 6:228 or 6:265 NCC or any other ground (under any applicable law) to rescind or nullify, or demand in legal proceedings the rescission or nullification of this deed; and

b.	under sections 6:52, 6:262 or 6:263 NCC or any other ground (under any applicable law) to suspend any obligation under or in connection with this deed.

15.2	Transfer of rights and obligations

a.	The Pledgor may not transfer any of its rights and/or obligations under or in connection with this deed or its contractual relationship under this deed without the Pledgee's prior written consent.

b.	The Pledgee may transfer its contractual relationship under this deed in whole or in part. The Pledgor hereby, in advance, irrevocably grants its co-operation to such transfer of contractual relationship.

c.	The Pledgee is entitled to provide any transferee or proposed transferee with any information concerning any Pledgor and/or the Collateral.

d.	Upon a transfer by the Pledgee of any rights in respect of the Parallel Debts, the transferee will become entitled to the Pledge or to a corresponding undivided part thereof, as the case may be.
15.3	Notices

Any notice or other communication under or in connection with this deed must be made in accordance with section 11.2 of the Credit Agreement.

15.4	Records and calculations of the Pledgee

The books and records maintained by the Pledgee and any calculation or determination by the Pledgee of the existence and the amount of the Secured Obligations are prima facie evidence within the meaning of section 151 Netherlands Code of Civil Procedure (Wetboek van Burgerlijke Rechtsvordering) of the existence and the amounts of the Secured Obligations and other matters to which they relate.

15.5	Partial invalidity

If, at any time, any provision of this deed is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

15.6	Amendments

This deed may only be amended by a written agreement, to the extent required by Netherlands law in the form of a notarial deed executed before a civil law notary in the Netherlands.

15.7	No implied waiver and no forfeiture

a.	Any waiver under this deed must be made by giving written notice to that effect.

b.	Where the Pledgee does not exercise any right under or in connection with this deed (which includes the granting by the Pledgee to the Pledgor of an extension of time in which to perform its obligations under any of these provisions), this will not constitute a waiver or forfeiture of that right.

c.	The rights of the Pledgee under this deed supplement any other right that the Pledgee may have under the laws of the Netherlands or any other law.

GOVERNING LAW AND JURISDICTION

Article 16

16.1	Governing law

This deed is governed by the laws of the Netherlands (including (i) the obligation of the Pledgor to create the Pledges set out in Article 3.1 (Agreement to pledge Collateral) notwithstanding the existence of a provision in any other Loan Document stating that this obligation is to be governed by the laws of any other jurisdiction and (ii) the submission to jurisdiction pursuant to Article 16.2).

16.2	Jurisdiction

The courts of Amsterdam, the Netherlands have exclusive jurisdiction to settle any dispute arising from or in connection with this deed (including a dispute regarding the existence, validity or termination of this deed) and to hear any action or application to a court regarding enforcement of the Pledge. This Article is for the benefit of the Pledgee only. As a result, the Pledgee shall not be prevented from taking proceedings in any other courts with jurisdiction. To the extent allowed by law, the Pledgee may take concurrent proceedings in any number of jurisdictions.

MANNER OF ACQUISITION

Article 17

The Pledgor acquired the Shares by means of an issue by the Company to the Pledgor under the deed of incorporation of the Company, executed on the fourth day of February two thousand and nine before a deputy of Pieter Gerard van Druten, civil law notary at Amsterdam.

ACKNOWLEDGEMENT AND COMPANY STATEMENTS

Article 18

The Company:

a.	acknowledges the Pledge on the Shares and acknowledges in advance, to the extent possible under Netherlands law, the Pledge on the New Shares;

b.	will cause the Pledge including the conditional transfer of the Voting Rights and the conditional vesting in the Pledgee of the Meeting Rights to be duly entered in the shareholders' register without delay and provide the Pledgee, as soon as practically possible, with a copy of the relevant entries in its shareholders' register;

c.	acknowledges that it has received notice of the Pledge to the extent the Pledge is created on present or future claims against the Company in accordance with articles 3:236(2) NCC and 3:94 NCC;

d.	undertakes not to co-operate with the issue of any shares or rights to subscribe for or otherwise acquire shares in the capital of the Company;

e.	confirms that it has at all times and without interruption accepted as valid the transfers by which the Pledgor acquired the Shares and all previous transfers of the Shares, if any; and

f.	shall act in accordance with the provisions of this deed.

APPROVAL OF RIGHT OF PLEDGE

Article 19

The general meeting of shareholders of the Company, pursuant to article 25 of the articles of association of the Company, by written shareholders' resolution dated the twenty-seventh day of March two thousand and fifteen, has resolved to approve the creation of the Pledges (including the conditional transfer of Voting Rights to the Pledgee) by means of this deed. A copy of this written shareholders' resolution will be attached to this deed.

AUTHORITY AND POWER OF ATTORNEY

Article 20

The authorisation granted to the person appearing is evidenced by three (3) private powers of attorney, copies of which will be attached to this deed immediately after the execution of this deed.

CIVIL LAW NOTARY

Article 21

The Parties are aware that the undersigned civil law notary works with NautaDutilh N.V., the firm that has advised the Pledgee in this transaction. With reference to the Code of Conduct (Verordening beroeps- en gedragsregels) established by the Royal Notarial Professional Organisation (Koninklijke Notariële Beroepsorganisatie), the Parties herewith explicitly agree and consent (i) that the civil law notary shall execute this notarial deed and (ii) that the Pledgee is assisted and represented by NautaDutilh N.V. in relation to the Loan Documents and this deed and any agreements that may be concluded, or disputes that may arise, in connection therewith.

FINAL STATEMENTS

The person appearing is known to me, civil law notary.

This deed was executed in Amsterdam on the date stated at the beginning of this deed.

After I, civil law notary, had conveyed and explained the contents of this deed in substance to the person appearing, she declared that she had taken note of the contents of this deed, was in agreement with its contents and did not wish them to be read out in full.

Following a partial reading, this deed was signed by the person appearing and me, civil law notary.

(Signed) F.C. Kuipéri, C.H.T. Koestier

ISSUED FOR TRUE COPY